United States

Securities and Exchange Commission

Washington D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

EuroBancshares, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

298716101

(CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section but shall be subject to all other provisions of the Act (however, see the Notes).

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1	Name of Reporting Persons

Pedro Feliciano Benitez

I.R.S. Identification Nos. of Above Person (entities only): N/A

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2	Check the Appropriate Box if a Member of A Group

(a)	☐
(b)	☐

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3	SEC Use Only

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4	Citizenship or Place of Organization

Commonwealth of Puerto Rico

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Number of	5	Sole Voting Power

5,265,586
Shares	---------------------------------------------------------------------------------
	6	Shared Voting Power

Beneficially		0
	---------------------------------------------------------------------------------
Owned by	7	Sole Dispositive Power

5,265,586
Each Reporting	---------------------------------------------------------------------------------
	8	Shared Dispositive Power

Person With	0

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9	Aggregate Amount Beneficially Owned by Each Reporting Person

5,265,586

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10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
☐

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11	Percent of Class Represented by Amount in Row (9)

26.98%

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12	Type of Reporting Person*

IN

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Item 1(a)	Name of Issuer:

EuroBancshares, Inc.

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Item 1(b)	Address of Issuer's Principal Executive Offices:

270 Munoz Rivera Avenue

San Juan, Puerto Rico 00918

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Item 2(a)	Name of Person Filing:

Pedro Feliciano Benitez

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Item 2(b)	Address of Principal Business Office or, if none, Residence:

270 Munoz Rivera Avenue

San Juan, Puerto Rico 00918

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Item 2(c)	Citizenship:

Commonwealth of Puerto Rico

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Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share

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Item 2(e)	CUSIP No.:

298716101

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Item 3	Not Applicable

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Item 4	Ownership.

The following is information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1:

(a)	Amount Beneficially Owned:

5,265,586 shares of Common Stock

---------------------------------------------------------------------------------

(b)	Percent of Class:

26.98%

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(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:	5,265,586
(ii)	shared power to vote or direct the vote:	0
(iii)	sole power to dispose or direct the
	disposition of:	5,265,586
(iv)	shared power to dispose or direct
	the disposition of:	0

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Item 5	Ownership of Five Percent or Less of a Class.

Not Applicable

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Item 6	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

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Item 7	Identification and Classification of the Subsidiary Which Acquired the

Security Reported on by the Parent Holding Company.

Not Applicable

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Item 8	Identification and Classification of Members of the Group.

Not Applicable

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Item 9	Notice of Dissolution of Group.

Not Applicable

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Item 10	Certification.

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 27, 2006.	/s/ Pedro Feliciano Benitez
Pedro Feliciano Benitez